Abitibi-Consolidated Inc.
Management’s Discussion and Analysis (MD&A)
Fourth Quarter Report to Shareholders
February 7, 2007

KEY EVENT

Abitibi-Consolidated Inc. and Bowater Incorporated to merge

On January 29, 2007, Abitibi-Consolidated Inc. and Bowater Incorporated announced a definitive agreement to combine in an all-stock merger of equals. The combination will create a new leader in publication papers. The combined company, which will be called AbitibiBowater Inc., will have pro forma annual revenues of approximately US$7.9 billion ($9.3 billion), making it the 3rd largest publicly traded paper and forest products company in North America and the 8th largest in the world. The current combined enterprise value of the two companies is in excess of US$8 billion ($9.4 billion).

John W. Weaver, President and Chief Executive Officer of Abitibi-Consolidated, will be Executive Chairman of AbitibiBowater, and David J. Paterson, Chairman, President and Chief Executive Officer of Bowater, will be President and Chief Executive Officer of AbitibiBowater. The AbitibiBowater Board of Directors will consist of 14 directors, 7 from each company.

AbitibiBowater’s headquarters and executive office will be located in Montréal, Québec, with a U.S. regional manufacturing and sales office in Greenville, South Carolina. The company, which will be incorporated in Delaware as the new parent company, will apply to list its shares on the New York and Toronto stock exchanges.

Under the terms of the transaction, each common share of Abitibi-Consolidated will be exchanged for 0.06261 common share of AbitibiBowater, and each Bowater common share will be exchanged for 0.52 common share of AbitibiBowater. The exchange ratio will result in 48% of AbitibiBowater being owned by former Abitibi-Consolidated shareholders and 52% of AbitibiBowater being owned by former Bowater shareholders.

The combination is expected to generate approximately US$250 million ($295 million) of annualized cost synergies from improved efficiencies in such areas as production, selling, general and administrative (SG&A) costs, distribution and procurement. These synergies are in addition to cost saving initiatives already in process at both companies.

The combination has been approved unanimously by the Boards of Directors of both companies, which received fairness opinions from their respective financial advisors. The combination is subject to approval by the shareholders of both companies, regulatory approvals, and customary closing conditions. It is expected to be completed in the third quarter of 2007. Abitibi-Consolidated and Bowater will continue to operate separately until the transaction closes.

HIGHLIGHTS

$22 million loss in fourth quarter of 2006

Abitibi-Consolidated reported a loss of $22 million, or 5 cents a share, in the fourth quarter ended December 31, 2006, compared to a loss of $355 million, or 81 cents a share, in the same quarter of 2005. For the year ended December 31, 2006, the Company recorded net earnings of $54 million, or 12 cents a share, compared to a loss of $350 million, or 80 cents a share, in the same period last year.

Sales were $1,180 million in the three-month period ending December 31, 2006, compared to $1,310 million in the same period last year. The Company recorded an operating profit from continuing operations of $236 million during the quarter, compared to an operating loss from continuing operations of $352 million for the fourth quarter of 2005. Sales were $4,851 million for the year ending December 31, 2006, compared to $5,342 million last year. For the year, the operating profit from continuing operations was $327 million, compared to an operating loss from continuing operations of $276 million in 2005.

SPECIFIC ITEMS IMPACTING RESULTS AND NON-GAAP MEASURES

The Company’s operating results include specific items that are not related to normal operating activities and make the comparison of results difficult from period to period. Abitibi-Consolidated compares its performance as well as those of its business segments before specific items, based on EBITDA, operating profit (loss) from continuing operations, net earnings (loss), net earnings (loss) per share and other such measures. Specific items include gain or loss on translation of foreign currencies, mill closure and other elements, asset write offs or write downs, income tax adjustments related to the finalization of prior-year audits, impact of changes in income tax legislation and other items that do not relate to normal operating activities. Operating profit (loss) from continuing operations before specific items, net earnings (loss) before specific items, net earnings (loss) per share before specific items and other such measures before specific items, such as EBITDA, are not measures prescribed by the Canadian Generally Accepted Accounting Principles (GAAP). The Company believes this is useful supplemental information, as it provides an indication of performance and comparative trends, excluding these specific items. However, readers should be cautioned that this information should not be confused with or used as an alternative to measures prescribed by Canadian GAAP.

Specific items impacting operating profit (loss) from continuing operations

Operating profit before specific items for the first three quarters of 2006 has been restated favourably by $26 million, taking into consideration the lumber dispute settlement reached in April of 2006 and finalized in the fourth quarter. Operating profit from continuing operations before specific items in the first, second and third quarter of 2006 presented at $43 million, $47 million and $3 million have been revised to $52 million, $57 million and $10 million, respectively. This restatement has been done for the purpose of analyzing the results before specific items only, it has no impact on the Company’s consolidated financial statements.

In the fourth quarter of 2006, the Company recorded income of $197 million, mainly related to the unrecognized portion of the countervailing (CVD) and anti-dumping duties (AD) deposits that were refunded following settlement of the lumber dispute. In December of 2004, the Company recognized US$52 million of CVD and AD in its consolidated financial statements. In December of 2006, following the sale of the permanently closed Sheldon, Texas mill, the Company recorded a gain on disposal of assets of $18 million. The Company also reviewed its provision for mill closures and reversed $8 million, mainly due to the sale of the Sheldon mill. In the fourth quarter, the Company accounted for a provision of $4 million of mill closure and other elements for restructuring charges related to the SG&A review announced in the first quarter of 2006. The restructuring charges impacted the Company’s Newsprint, Commercial Printing Papers and Wood Products segments by $2 million, $1 million and $1 million, respectively.

In the fourth quarter of 2005, the Company announced the permanent closure of the Kenora, Ontario and Stephenville, Newfoundland paper mills as well as the intention to close one paper machine in Bridgewater, U.K. and consequently recorded asset write downs of $224 million and a provision for mill closure elements of $71 million in the Newsprint segment. In the Commercial Printing Papers segment, the Company recorded in the fourth quarter of 2005 impairment charges of $124 million, mainly due to impairment of the long-lived assets of the Lufkin, Texas and Fort William, Ontario paper mills, partly offset by a gain of $53 million on the sale of Ontario timberlands. Also in the fourth quarter of 2005, the Company recorded in the Wood Products segment a provision for mill closure and other elements of $1 million, mainly related to the permanent closure of the Champneuf, Québec sawmill.

Table 2 highlights the impact of the above specific items on operating results from continuing operations by segment.

Other specific items impacting net earnings (loss)

Other than specific items covered in the previous section, in the fourth quarter of 2006, Abitibi-Consolidated recorded an after-tax loss on translation of foreign currencies of $112 million, mainly from the weaker Canadian currency at the end of the quarter, compared to the U.S. dollar, in which most of the Company’s long-term debt is denominated, and interest income of $22 million after-tax, which represented the interest portion of the CVD/AD refunds. Also, the Company recorded an unfavourable income tax adjustment of $18 million, mainly relating to the revision of certain timing differences and their impact on future income tax assets and liabilities.

In the fourth quarter of 2005, the Company recorded an after-tax loss on translation of foreign currencies of $9 million, mainly from the weaker Canadian currency at the end of the quarter, compared to the U.S. dollar and a loss of $10 million after-tax on the sale of its interest in PanAsia. The latter was attributable to a fiscal gain higher than the accounting gain. Furthermore, the Company recognized an after-tax amount of $14 million in its financial expenses, mainly due to the premium paid on early debt repayment and negative income tax adjustments of $41 million, mainly due to the Québec provincial tax rate increase.

RESULTS BEFORE SPECIFIC ITEMS

As specific items have been covered in the previous section, the following comparison and analysis will only focus on the Company’s performance related to normal operating activities.

Consolidated results before specific items

Before specific items, the $2 million increase in operating profit from continuing operations in the fourth quarter of 2006 is mainly attributable to higher prices in the Company’s two paper business segments and lower amortization expense. These were mostly offset by the strengthening of the Canadian dollar and lower prices in the Wood Products segment.

When comparing the average exchange rate in the fourth quarter of 2006 to the same period in 2005, the Canadian dollar strengthened by 3% (6.8% for the year) compared to the U.S. dollar. The Company estimates that this had an unfavourable impact, net of hedging, of approximately $34 million ($221 million for the year) on its operating results, compared to the same period last year. Other currency exchange rates had a negative impact, net of hedging, of $2 million ($10 million for the year).

Amortization decreased to $109 million from $124 million in the fourth quarter of 2005. In December of 2005, the Company recorded asset write downs for an amount totalling $348 million, which largely contributed to this reduction in amortization.

Financial expenses before specific items totalled $86 million in the fourth quarter of 2006, compared to $93 million in 2005. The reduction is mainly due to the decrease in the Company’s long-term debt, largely attributable to debt repayment made with the proceeds from the sale of PanAsia and the sale of Ontario timberlands in 2005, partly offset by higher interest cost on the Company’s floating rate debt.

Lower income tax recovery is mainly due to the mix and level of earnings (loss) subject to different tax rates applicable to the various jurisdictions.

Segmented results before specific items

Newsprint

In the Newsprint segment, the $19 million increase in operating profit from continuing operations, before specific items, is mainly due to higher U.S. dollar selling prices and lower amortization expense, partly offset by a stronger Canadian dollar and lower sales volume.

The Company’s newsprint shipments in the fourth quarter of 2006 were 905,000 tonnes, compared to 1,000,000 tonnes in the fourth quarter of 2005. The reduction in shipments was mainly due to the elimination of the least profitable destinations, resulting in the closure of the Kenora and Stephenville paper mills in December of 2005.

At the end of the fourth quarter of 2006, the Company’s newsprint inventories were 35% lower than at the end of the third quarter 2006 and were at the same record low level as at the end of December 2005.

During the fourth quarter of 2006, average newsprint price in the U.S. decreased by approximately US$10 per tonne, compared to the previous quarter as a result of the market softening in North America. However, the fourth quarter average price in the U.S. was 2.1% higher, compared to the same period last year. In most regions of the world, newsprint prices have increased compared to the same quarter last year.

On a per tonne basis, cost of products sold for newsprint in the fourth quarter of 2006 was $5 higher than in the same quarter of 2005. The increase in costs was mainly due to higher pension and other employee future benefits.

In December of 2006, the Company sold the permanently closed Sheldon mill for net proceeds of approximately US$24 million and recorded a gain on disposal of assets of $18 million.

According to the Pulp and Paper Products Council (PPPC), North American supply/demand remained largely in balance in the fourth quarter of 2006. North American newsprint production declined 5.9% in the fourth quarter of 2006, compared to the same period in 2005. Total U.S. consumption was down by 6.1% in the fourth quarter of 2006, compared to the fourth quarter of 2005, as daily publishers' advertising volume and circulation continued on a downward trend. The ongoing increased use of lighter basis weight paper accounted for 1.1% of the 6.1% consumption reduction. In the fourth quarter of 2006, the operating rate of the North American industry was 93%, compared to 96% in the same period of 2005.

The Company expects 2007 worldwide newsprint demand to be slightly positive with growth in most regions of the world, mostly offset by North American demand, which is anticipated to decrease by approximately 5-6%, compared to 2006. Gains in circulation and ad spending are expected in several regions, especially Latin America and Asia.

Commercial Printing Papers

In the Commercial Printing Papers segment, the $4 million improvement in operating results from continuing operations, before specific items, is mainly due to higher U.S. dollar selling prices, partly offset by a stronger Canadian dollar.

The Company’s shipments of commercial printing papers totalled 421,000 tonnes in the fourth quarter of 2006, compared to 448,000 tonnes in the fourth quarter of 2005. The lower volume is primarily a result of a slowdown in the low-brite grades and the Company exiting the rotonews grades. In the quarter, the Company took approximately 50,000 tonnes of market-related downtime at four of its commercial printing papers mills.

During the fourth quarter of 2006, average commercial printing papers price in the U.S. remained stable, compared to the previous quarter. Compared to the fourth quarter of 2005, the average price in the U.S. was 5% higher.

On a per tonne basis, cost of products sold for commercial printing papers in the fourth quarter of 2006 was $12 higher than in the same quarter of 2005. The cost increase was mainly due to lower operating time as well as higher pension and other employee future benefits cost.

According to the PPPC, North American demand for uncoated groundwood papers increased 3.3% in the fourth quarter of 2006, compared to the same period of 2005. This is the second consecutive quarter of growth for uncoated groundwood papers in 2006. The increase was driven by higher demand for hi-gloss and lightweight papers, which increased 6.4% and 5.1%, respectively.

The outlook for uncoated groundwood papers demand remains positive. Continued uncoated freesheet substitution and growth in print advertising are expected to increase uncoated groundwood papers demand in 2007.

Wood Products

In the Wood Products segment, the $21 million reduction in operating results from continuing operations, before specific items, is mainly due to lower selling prices, higher cost of products sold per thousand board feet, partly offset by a reduction in CVD, AD and other duties.

Sales volume in the fourth quarter of 2006 totalled 379 million board feet (MBf), compared to 446 MBf for the same period in 2005. Average selling prices in Canadian dollars for the fourth quarter of 2006 were 18% lower than in the same quarter in 2005, as a result of lower U.S. dollar lumber prices and a stronger Canadian dollar.

On a per thousand board feet basis, cost of products sold for wood products in the fourth quarter of 2006 was $2 higher than in the fourth quarter of 2005. This was mainly due to lower production, partly offset by the revaluation of finished goods inventory at the lower of cost and realizable value.

During the fourth quarter of 2006, the Company announced the idling of five Québec sawmills, including a sawmill owned by Produits Forestiers Saguenay Inc., a subsidiary of Abitibi-Consolidated. The temporary closures were mainly attributable to deteriorating wood products market conditions as well as high production and fibre costs. At the end of the quarter, three of the five sawmills were still idled.

On April 1, 2005, the Annual Allowable Cut (AAC) on Crown land in Québec was reduced by 20% in all regions, for a period of three years as a result of a recommendation of the Coulombe Commission. The impact of this measure on the Company’s sawmills, and those of its partnerships, was a net reduction of 17.4% of the timber supply originating from Québec Crown land for the period comprised between April 1, 2005 and March 31, 2008.

On December 8, 2006, new AAC calculations were announced by the Chief Forester of Québec. The reduction for the province in AAC for spruce, pine and fir was revised to 23.8% from the initial 20%, but regional reductions vary greatly from one region to the other. This reduction is the result of several governmental initiatives, including the creation of new protected areas and the introduction of a series of measures to enhance biodiversity. The new AAC levels will be effective on April 1, 2008.

The Company estimates that these new ACC calculations will result in a reduction of 19.7% of its allowable cuts, and those of its partnerships, compared to the 17.4% reduction imposed for the period of April 1, 2005 to March 31, 2008. Mitigating measures proposed by the Chief Forester of Québec could partially offset these reductions. As a result of these measures, a tightening of the supply of virgin fibre to the Company’s Québec paper mills is expected.

In the United States, housing starts decreased by 18% from an annual rate of 2.002 million units during December of 2005 to 1.642 million units in December of 2006. During the fourth quarter of 2006, average U.S. dollar lumber prices (f.o.b. Great Lakes) decreased by 20% for 2x4 Stud and by 16% for 2x4 Random Length, compared to the same period of 2005. In December of 2006, prices started to move back up and at the end of the month, 2x4 Random Length was 6.2% higher than at the end of September of 2006.

Effective October 12, 2006, the governments of Canada and the United States implemented an agreement for the settlement of the softwood lumber dispute (the Agreement). Under the Agreement, the United States terminated the AD and CVD orders, and ceased collecting cash deposits of AD and CVD duties as of that date. In December of 2006, the Agreement received final approval by the Canadian Parliament.

Under the terms of the Agreement, all but US$1 billion of duty deposits by Canadian producers was to be returned. According to the terms of the Agreement, the Company sold its refunds to Export Development Canada (EDC), pursuant to which the Company received an amount equal to its refunds, less its share of the US$1 billion that the United States did not reimburse. As of December 31, 2006, Abitibi-Consolidated received from EDC, approximately US$239 million in AD and CVD deposits, inclusive of interest. This amount represents the total of the refunds the Company was entitled to receive.

Exports of softwood lumber to the United States are now subject to either a three-tiered export tax or a combination of a lower tiered export tax and volume restrictions, as elected by each region. These measures will be effective during periods when a U.S. market benchmark composite price for lumber is at or below US$355 per thousand board feet. The Agreement is for a minimum seven-year term, but could be terminated after two years (although the U.S. lumber coalition cannot file new AD or CVD cases for a minimum of three years). The Company will operate in British-Columbia under the three-tiered export tax system and in Québec under the volume restrictions system.

BALANCE SHEET

As at December 31, 2006, total long-term debt amounted to $3,864 million for a ratio of net debt to total capitalization of 0.592, compared to $3,762 million for a net debt to total capitalization ratio of 0.598 at December 31, 2005. The increase in the Company’s long-term debt is mainly attributable to additional working capital requirements. The current portion of long-term debt was $72 million as at December 31, 2006, a reduction of $14 million from September 30, 2006, mainly attributable to debt repayment that came due in December. Also, as at December 31, 2006, cash and cash equivalents amounted to $203 million, an increase of $136 million, compared to December 31, 2005. This increase is mainly attributable to the CVD/AD refunds and the proceeds from the sale of the Sheldon mill, net of the amount used to repay some of the revolving credit facility.

Net funded debt to capitalization ratio, calculated as per the requirements of the Company’s revolving credit facilities, amounted to 58.4% at the end of December 2006 and the interest coverage ratio was 2.6x for the twelve-month period ended December 31, 2006, both ratios being compliant with the covenants of the said facilities. At the end of December 2006, the Company had drawn $180 million on these credit facilities.

As at December 31, 2006, the outstanding balance of the Company’s securitization programs, in Canadian dollars, was $433 million, compared to $459 million as at December 31, 2005.

LIQUIDITY AND CAPITAL RESOURCES

Cash generated from continuing operating activities totalled $348 million for the fourth quarter ended December 31, 2006, compared to $93 million in the corresponding period of 2005. The increase is mainly due to the US$239 million refund of the CVD and AD deposits.

Capital expenditures were $58 million ($165 million for the year) for the three-month period ended December 31, 2006, compared to $75 million ($177 million for the year) in the corresponding period last year. The Company ended the year below its target of $180 million by selecting only the best projects and maintaining a tight control on spending.

DIVIDENDS AND SHARES OUTSTANDING

On July 25, 2006, the Company’s Board of Directors suspended dividend payments.

As at December 31, 2006, the number of shares outstanding remained constant at 440 million, compared to the end of the same period in 2005, while there were 14.5 million options outstanding at the end of December 2006, compared to 13.6 million as at the end of December 2005.

OTHER NOTEWORTHY EVENTS

On January 26, 2007, Abitibi-Consolidated announced that it had entered into a binding letter of intent with the Caisse de dépôt et placement du Québec (Caisse) to create a partnership for the Company’s Ontario hydroelectric assets, consisting of approximately 137 Megawatts (MW) of installed capacity. The Company retains a 75% interest in the partnership, called ACH Limited Partnership, while the Caisse will acquire a 25% interest. The Caisse has also provided a commitment to ACH Limited Partnership for a 10 year unsecured term loan of $250 million, non recourse to the Company, to partially fund the acquisition of the facilities. The transaction, on a consolidated basis, is expected to yield gross proceeds of $297.5 million to Abitibi-Consolidated. ACH Limited Partnership is intended to be Abitibi-Consolidated’s growth vehicle in energy generation. Closing of the transaction is expected to take place in the first half of 2007 and is subject to execution of definitive agreements and certain other conditions and approvals.

On July 25, 2006, the Company announced its intent to exercise its option to acquire the remaining 47.5% interest in Augusta Newsprint Company (ANC), a company operating a newsprint mill located in Augusta, Georgia and to concurrently sell the 55,000 acres of ANC’s timberlands. In January 2007, the Company and its partner decided to delay the acquisition, by Abitibi-Consolidated, of the remaining 47.5% interest to a later date and to proceed with the sale of 55,000 acres of timberlands, with all proceeds from the sale going to the Company. Final terms of the agreement are expected to be concluded in the first quarter of 2007.

With respect to the in-depth operations review, Abitibi-Consolidated achieved over $200 million in EBITDA improvement related to cost, productivity and market mix, exceeding the $175 million target set at the beginning of 2005. On the additional $75 million target from increased revenue, the Company has delayed both the future ALTERNATIVE OFFSET® and EQUAL OFFSET® conversions and the relaunch of the Lufkin mill.

In April of 2006, as a result of a review of its SG&A costs, the Company began to implement its plan to reduce these expenses at Head Office, as well as the general and administrative costs incurred at the mills where these expenses are included in cost of products sold. The objective was to remove $35 million of cost annually, by the middle of 2007, through process improvements, regionalization or centralization of certain functions, as well as reviewing the necessity of some expenses. At the end of 2006, the Company has realized $40 million in cost reduction. The savings have occurred faster than anticipated and the Company is confident it will maintain that level of savings on an ongoing basis.

SELECTED QUARTERLY INFORMATION

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS

In the quarter ended December 31, 2006, the Company did not make any significant changes in, nor take any significant corrective actions regarding its internal controls or other factors that could significantly affect such internal controls. The Company’s CEO and CFO periodically review the Company’s disclosure controls and procedures for effectiveness and conduct an evaluation each quarter. As of the end of the fourth quarter, the Company’s CEO and CFO were satisfied with the effectiveness of the Company’s disclosure controls and procedures.

OVERSIGHT ROLE OF AUDIT COMMITTEE

The Audit Committee reviews, with Management and the external auditor, the Company’s quarterly MD&A and related consolidated financial statements and approves the release to shareholders. Management and the internal auditor of the Company also periodically present to the Committee a report of their assessment of the Company’s internal controls and procedures for financial reporting. The external auditor periodically prepares a report for Management on internal control weaknesses noted, if any, identified during the course of the auditor’s annual audit, which is reviewed by the Audit Committee.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this MD&A and in particular the statements contained in various outlook sections, constitute forward-looking statements. These forward-looking statements relate to the future financial condition, results of operations or business of the Company. These statements may be current expectations and estimates about the markets in which Abitibi-Consolidated operates and management’s beliefs and assumptions regarding these markets. These statements are subject to important risks and uncertainties, which are difficult to predict and assumptions, which may prove to be inaccurate. The results or events predicted in the forward-looking statements contained in this MD&A may differ materially from actual results or events. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. In particular, forward-looking statements do not reflect the potential impact of any merger, acquisitions or other business combinations or divestitures that may be announced or completed after such statements are made.